UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Body and Mind Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09689V100

(CUSIP Number)

Bengal Impact Partners, LLC

c/o Joshua Rosen

6608 E. 2nd St.

Scottsdale, AZ 85251

(312) 593-3311

Copies to:

Marc J. Adesso, Esq.

Akerman LLP

500 West 5th Street, Suite 1210

Austin, TX 78701

(737) 999-7110

(Name, address and telephone number of person authorized to receive notices and communications)

December 19, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09689V100

1	NAME OF REPORTING PERSONS Bengal Impact Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,492,643 Shares (1)(2)(3)(4)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 53,492,643 Shares (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,492,643 Shares (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (5)
14	TYPE OF REPORTING PERSON OO

(1) Unless otherwise specified, all Share (as defined below) transaction prices referred to in this Schedule 13D are in Canadian dollars.

(2) On or around December 31, 2021, Bengal Catalyst Fund, LP (the “Fund”) acquired 250,000 common shares, par value USD$0.0001 per share, (the “Shares”) of Body and Mind Inc. (the “Company”) in a private placement transaction at a price of $0.30 per Share pursuant to a Securities Purchase Agreement dated as of December 30, 2021 with the seller named therein. On February 3, 2022, the Fund acquired 3,400,000 Shares in a block trade with a broker at a price of $0.24 per Share. Between January 24, 2022, and April 14, 2022, the Fund acquired 3,509,310 Shares in a series of open market transactions, at prices between $0.22 and $0.34 per Share. The Fund is managed by Bengal Impact Partners, LLC (the “Manager”). The Manager has sole investment control and voting power over securities held by the Fund. On December 19, 2022, BAM I, a Series of Bengal Catalyst Fund SPV, LP (the “Series”), purchased from the Company (i) 8% five year convertible debentures in the principal amount of USD$2,750,000, the principal and accrued interest of which are convertible into Shares at a price of USD$0.10 per Share (“BAM Notes”), and (ii) four year warrants exercisable for 13,750,000 Shares, at a price of USD$0.10 per Share (“BAM Warrants”). The Manager acts as general partner of the Series, and has sole investment control and voting power over securities held by the Series. On December 23, 2022, the Company issued the Manager 1,333,333 Shares (the “CPNJ Shares”) in a transaction described further in Item 4 hereof. Except for the CPNJ Shares, the Manager disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

(3) Pursuant to that certain Nominee Agreement dated February 3, 2022, by and among Mindset Value Fund LP, a Delaware limited liability company, Mindset Value Wellness Fund LP, a Delaware limited partnership, Mindset Capital LLC, a Delaware limited liability company (collectively, the “Mindset Entities”), and the Manager, the Manager has sole voting and dispositive control over an aggregate of (i) 8% five year convertible debentures in the principal amount of USD$250,000, the principal and accrued interest of which are convertible into Shares at a price of USD$0.10 per Share (“Mindset Notes”), and (ii) four year warrants exercisable for 1,250,000 Shares, at a price of USD$0.10 per Share (“Mindset Warrants”) owned by the Mindset Entities.

(4) Does not take into account any beneficial ownership limitations set forth in the BAM Notes, Mindset Notes, BAM Warrants, and Mindset Warrants, which were waived in February 2022. Also excludes Shares issuable at the election of the Series upon conversion of accrued interest (both past and future) into Shares.

(5) Based on 146,636,974  Shares issued and outstanding as of January 24, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on January 24, 2023.

CUSIP No. 09689V100

1	NAME OF REPORTING PERSONS Bengal Catalyst Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,159,310 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,159,310 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,310 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) On or around December 31, 2021, Bengal Catalyst Fund, LP (the “Fund”) acquired 250,000 common shares, par value USD$0.0001 per share, (the “Shares”) of Body and Mind Inc. (the “Company”) in a private placement transaction at a price of $0.30 per Share pursuant to a Securities Purchase Agreement dated as of December 30, 2021 with the seller named therein. On February 3, 2022, the Fund acquired 3,400,000 Shares in a block trade with a broker at a price of $0.24 per Share. Between January 24, 2022, and April 14, 2022, the Fund acquired 3,509,310 Shares in a series of open market transactions, at prices between $0.22 and $0.34 per Share. The Fund is managed by Bengal Impact Partners, LLC (the “Manager”). The Manager has sole investment control and voting power over securities held by the Fund. The Manager disclaims beneficial ownership of the Shares held by the Fund, except to the extent of its pecuniary interest therein.

(2) Based on 146,636,974  Shares issued and outstanding as of January 24, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on January 24, 2023.

CUSIP No. 09689V100

1	NAME OF REPORTING PERSONS BAM I, a Series of Bengal Catalyst Fund SPV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 41,250,000 Shares (1)(2)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 41,250,000 Shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,250,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% (3)
14	TYPE OF REPORTING PERSON PN

(1)  On December 19, 2022, BAM I, a Series of Bengal Catalyst Fund SPV, LP (the “Series”), purchased from the Company (i) BAM Notes in the principal amount of USD$2,750,000, and (ii) BAM Warrants exercisable for 13,750,000 Shares. The Manager acts as general partner of the Series, and has sole investment control and voting power over securities held by the Series. The Manager disclaims beneficial ownership of the Shares held by the Series, except to the extent of its pecuniary interest therein.

(2) Does not take into account any beneficial ownership limitations set forth in the BAM Notes and BAM Warrants, which were waived in February 2022. Also excludes Shares issuable at the election of the Series upon conversion of accrued interest (both past and future) into Shares.

(3) Based on 146,636,974  Shares issued and outstanding as of January 24, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on January 24, 2023.

CUSIP No. 09689V100

1	NAME OF REPORTING PERSONS Joshua Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,944,444 Shares (1)
	8	SHARED VOTING POWER 53,492,643 Shares (2)(3)(4)
	9	SOLE DISPOSITIVE POWER 6,944,444 Shares (1)
	10	SHARED DISPOSITIVE POWER 53,492,643 Shares (2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,437,087 Shares (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% (5)
14	TYPE OF REPORTING PERSON IN

(1) On December 23, 2022, the Company issued Mr. Rosen 6,944,444 Shares in a transaction described further in Item 4 hereof. Except for these Shares held in his name directly, Mr. Rosen disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

(2) On or around December 31, 2021, Bengal Catalyst Fund, LP (the “Fund”) acquired 250,000 common shares, par value USD$0.0001 per share, (the “Shares”) of Body and Mind Inc. (the “Company”) in a private placement transaction at a price of $0.30 per Share pursuant to a Securities Purchase Agreement dated as of December 30, 2021 with the seller named therein. On February 3, 2022, the Fund acquired 3,400,000 Shares in a block trade with a broker at a price of $0.24 per Share. Between January 24, 2022, and April 14, 2022, the Fund acquired 3,509,310 Shares in a series of open market transactions, at prices between $0.22 and $0.34 per Share. The Fund is managed by Bengal Impact Partners, LLC (the “Manager”). The Manager has sole investment control and voting power over securities held by the Fund. On December 19, 2022 the Series purchased from the Company (i) BAM Notes in the principal amount of USD$2,750,000, and (ii) BAM Warrants exercisable for 13,750,000 Shares. The Manager acts as general partner of the Series, and has sole investment control and voting power over securities held by the Series. On December 23, 2022, the Company issued the Manager 1,333,333 CPNJ Shares and Mr. Rosen 6,944,444 Shares as part of the same transaction (as described further in Item 4 hereof). Mr. Rosen shares investment control and voting power over the Manager with Sanjay Tolia.

(3) Pursuant to that certain Nominee Agreement dated February 3, 2022, by and among the Mindset Entities and the Manager, the Manager has sole voting and dispositive control over an aggregate of (i) Mindset Notes in the principal amount of USD$250,000, and (ii) Mindset Warrants exercisable for 1,250,000 Shares owned by the Mindset Entities. Mr. Rosen shares investment control and voting power over the Manager with Mr. Tolia.

(4) Does not take into account any beneficial ownership limitations set forth in the BAM Notes, Mindset Notes, BAM Warrants, and Mindset Warrants, which were waived in February 2022. Also excludes Shares issuable at the election of the Series upon conversion of accrued interest (both past and future) into Shares.

(5) Based on 146,636,974 Shares issued and outstanding as of January 24, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on January 24, 2023.

CUSIP No. 09689V100

1	NAME OF REPORTING PERSONS Sanjay Tolia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 666,667 Shares (1)
	8	SHARED VOTING POWER 53,492,643 Shares (2)(3)(4)
	9	SOLE DISPOSITIVE POWER 666,667 Shares (1)
	10	SHARED DISPOSITIVE POWER 53,492,643 Shares (2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,159,310 Shares (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (4)
14	TYPE OF REPORTING PERSON IN

(1) On December 23, 2022, the Company issued Mr. Tolia 666,667 Shares in a transaction described further in Item 4 hereof. Except for these Shares held in his name directly, Mr. Tolia disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

(2) On or around December 31, 2021, Bengal Catalyst Fund, LP (the “Fund”) acquired 250,000 common shares, par value USD$0.0001 per share, (the “Shares”) of Body and Mind Inc. (the “Company”) in a private placement transaction at a price of $0.30 per Share pursuant to a Securities Purchase Agreement dated as of December 30, 2021 with the seller named therein. On February 3, 2022, the Fund acquired 3,400,000 Shares in a block trade with a broker at a price of $0.24 per Share. Between January 24, 2022, and April 14, 2022, the Fund acquired 3,509,310 Shares in a series of open market transactions, at prices between $0.22 and $0.34 per Share. The Fund is managed by Bengal Impact Partners, LLC (the “Manager”). The Manager has sole investment control and voting power over securities held by the Fund. On December 19, 2022 the Series purchased from the Company (i) BAM Notes in the principal amount of USD$2,750,000, and (ii) BAM Warrants exercisable for 13,750,000 Shares, at a price of USD$0.10 per Share. The Manager acts as general partner of the Series, and has sole investment control and voting power over securities held by the Series. On December 23, 2022, the Company issued the Manager 1,333,333 CPNJ Shares and Mr. Tolia 666,667 Shares as part of the same transaction (as described further in Item 4 hereof). Mr. Tolia shares investment control and voting power over the Manager with Mr. Rosen.

(3) Pursuant to that certain Nominee Agreement dated February 3, 2022, by and among the Mindset Entities and the Manager, the Manager has sole voting and dispositive control over an aggregate of (i) Mindset Notes in the principal amount of USD$250,000, and (ii) Mindset Warrants exercisable for 1,250,000 Shares owned by the Mindset Entities. Mr. Tolia shares investment control and voting power over the Manager with Mr. Rosen.

(4) Does not take into account any beneficial ownership limitations set forth in the BAM Notes, Mindset Notes, BAM Warrants, and Mindset Warrants, which were waived in February 2022. Also excludes Shares issuable at the election of the Series upon conversion of accrued interest (both past and future) into Shares.

(5) Based on 146,636,974  Shares issued and outstanding as of January 24, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on January 24, 2023.

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the common shares, USD$0.0001 par value per share (the “Shares”) of Body and Mind Inc. (the “Company”). The Company’s principal executive office is located at 750 - 1095 West Pender Street, Vancouver, BC, Canada V6E 2M6.

ITEM 2. Identity and Background.

(a) This statement on Schedule 13D is filed on behalf of:

(i) Bengal Impact Partners, LLC, a Delaware limited liability company (the “Manager”);

(ii) Bengal Catalyst Fund, LP, a Delaware limited partnership (the “Fund”);

(iii) BAM I, a Series of Bengal Catalyst Fund SPV, LP, a Delaware series limited partnership (the “Series”);

(iv) Joshua Rosen, an Arizona resident; and

(v) Sanjay Tolia, a California resident.

Each of the foregoing is referred to as a “Reporting Person,” and collectively as the “Reporting Persons.” Each of the Reporting Persons is subject to the Joint Filing Agreement further described in Item 6 below.

(b) The address for all of the Reporting Persons is c/o Bengal Impact Partners, LLC, 6608 E. 2nd St., Scottsdale, AZ 85251.

(c) Mr. Rosen and Mr. Tolia are the Managing Partners of the Manager.

(d)-(e) During the five years preceding the date of this filing, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rosen is a resident of the State of Arizona, and Mr. Tolia is a resident of the State of California.

ITEM 3. Source and Amount of Funds or Other Consideration.

On or around December 31, 2021, Bengal Catalyst Fund, LP (the “Fund”) acquired 250,000 common shares, par value USD$0.0001 per share, (the “Shares”) of Body and Mind Inc. (the “Company”) in a private placement transaction at a price of $0.30 per Share pursuant to a Securities Purchase Agreement dated as of December 30, 2021 with the seller named therein. On February 3, 2022, the Fund acquired 3,400,000 Shares in a block trade with a broker at a price of $0.24 per Share. Between January 24, 2022, and April 14, 2022, the Fund acquired 3,509,310 Shares in a series of open market transactions, at prices between $0.22 and $0.34 per Share. The Fund is managed by Bengal Impact Partners, LLC (the “Manager”). The Manager has sole investment control and voting power over securities held by the Fund.

On December 19, 2022 the Series purchased from the Company (i) 8% five year convertible debentures in the principal amount of USD$2,750,000, the principal and accrued interest of which are convertible into Shares at a price of USD$0.10 per Share, and (ii) four year warrants exercisable for 13,750,000 Shares, at a price of USD$0.10 per Share. On February 3, 2022, the Series and the Company agreed to waive the Series’ beneficial ownership limitations set forth in the BAM Notes and the BAM Warrants, as it was determined that the Series and its affiliates already owned more than 9.99% of the then outstanding Shares of the Company as of the time of such waiver. The Series’ source of funds for such transaction was working capital.

On December 23, 2022, a subsidiary of the Company merged with CraftedPlants NJ, Inc. (“CPNJ”), an entity partially owned by the Manager, Mr. Rosen and Mr. Tolia. As partial consideration for the merger, the Company issued the Manager 1,333,333 Shares, Mr. Rosen 6,944,444 Shares, and Mr. Tolia 666,667 Shares. While the Shares issued as part of the CPNJ merger are subject to escrow pending the completion of certain contractual conditions, they are able to be voted by their respective holders while in escrow. The Manager, Mr. Rosen, and Mr. Tolia received the escrowed Shares reported in this paragraph as result of the Company’s entrance into the merger (and corresponding merger transaction agreements) with CPNJ. As of the date of this Statement, the Manager, Mr. Rosen, and Mr. Tolia have not paid any funds or other consideration relating to the “beneficial ownership” of the escrowed Shares reported in this paragraph.

On February 3, 2022, Mindset Value Fund LP, a Delaware limited liability company, Mindset Value Wellness Fund LP, a Delaware limited partnership, Mindset Capital LLC, a Delaware limited liability company (collectively, the “Mindset Entities”), and the Manager entered into that certain Pursuant to a Nominee Agreement (the “Mindset Agreement”) whereby the Mindset Entities irrevocably provided the Manager sole voting and dispositive control over an aggregate of (i) 8% five year convertible debentures in the principal amount of USD$250,000, the principal and accrued interest of which are convertible into Shares at a price of USD$0.10 per Share, and (ii) four year warrants exercisable for 1,250,000 Shares, at a price of USD$0.10 per Share (collectively, the “Mindset Securities”), owned by the Mindset Entities. The Manager shall not receive any compensation under the Mindset Agreement, which automatically terminates on the earlier of such date that is five years from the effective date of the Mindset Agreement, or on the date that all the Mindset Securities are converted into Shares. On February 3, 2022, the Manager (on behalf of the Mindset Entities, pursuant to the Mindset Agreement) and the Company agreed to waive the Mindset Entities’ beneficial ownership limitations set forth in the Mindset Notes and Mindset Warrants.

ITEM 4. Purpose of Transaction.

The Reporting Persons entered into the transactions reported herein with a primary focus on providing the Company with working capital, in order to fund certain of the Company’s near-term projects such as (i) the buildout and initiation of operations of two recreational cannabis dispensaries located in Illinois, and (ii) obtaining state licensure for a recreational cannabis dispensary located in New Jersey.

In addition, in order to provide the Company with further strategic support, Mr. Rosen will join the Company’s board of directors, pending satisfaction of the Canadian Securities Exchange’s requirements for such directorship. Except the foregoing, the Reporting Persons do not have any current plans or future intentions of making additional changes to the board, management, or changing the number/terms of board members of the Company.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Company, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and upon receipt from the Company of future equity compensation awards for which Mr. Rosen may qualify as a director of the Company, including, but not limited to, stock options and restricted stock units. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Company that are beneficially owned by the Reporting Persons.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 6, 2023, the Manager and the Company entered into a consulting agreement wherein the Manager agreed to provide the Company various strategic consulting services in exchange for consideration of USD$60,000 in cash and USD$180,000 in cash, warrants, or Shares at the Company’s discretion per year. Payment is due one year in arrears per the parties’ agreement in order to help manage liquidity needs of the Company. The Company may cancel at any time but the Manager is entitled to a minimum of one year’s consideration regardless of when cancelled.

Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bengal Impact Partners, LLC

Dated: March 23, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Managing Partner

Bengal Catalyst Fund, LP

Dated: March 23, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Managing Partner of Bengal Impact Partners, LLC, Bengal Catalyst Fund, LP’s Investment Manager

BAM I, a Series of Bengal Catalyst Fund SPV, LP

Dated: March 23, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Managing Partner of Bengal Impact Partners, LLC, BAM I, a Series of Bengal Catalyst Fund SPV, LP’s General Partner

Dated: March 23, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Joshua Rosen, Individually

Dated: March 23, 2023	By:	/s/ Sanjay Tolia
	Name:	Sanjay Tolia
	Title:	Sanjay Tolia, Individually